UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):April 8, 2026

ODYSSEY MARINE EXPLORATION, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-31895	84-1018684
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (813) 876-1776

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OMEX	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02	Unregistered Sales of Equity Securities.

The information provided under Item 1.01 in the Form 8-K filed by Odyssey Marine Exploration, Inc. (“Odyssey”) on April 8, 2026, is hereby incorporated by reference, and capitalized used but not defined herein have the meanings ascribed to them in that Form 8-K. The shares of Odyssey Common Stock issuable pursuant to the CIC Ltd Option Agreement, the CIC LLC Option Agreement, and the CIC Equity Exchange Agreement are expected to be issued in transactions exempt from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Item 8.01.	Other Events.

On April 13, 2026, Odyssey and American Ocean Minerals Corporation (“AOM”) hosted a joint conference call to discuss the proposed merger contemplated by the Agreement and Plan of Merger, dated April 8, 2026, among Odyssey, AOM, and a subsidiary of Odyssey.

A transcript of the joint conference call is attached hereto as Exhibit 99.1 and a link to the recording of the call is available on Odyssey’s website at https://ir.odysseymarine.com. The transcript of the joint conference call and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Forward-Looking Statements

This Current Report on Form 8-K and the transcript of the joint conference call attached hereto as Exhibit 99.1 contain forward-looking statements based upon Odyssey’s and AOM’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely,” or the negative or plural of these words or similar expressions. These statements are only predictions. Odyssey and AOM have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Odyssey’s and AOM’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Odyssey and AOM to consummate the transactions contemplated by the proposed Merger; (iii) risks related to Odyssey’s and AOM’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either Odyssey or AOM; (v) the effect of the announcement or pendency of the proposed Merger on Odyssey’s or AOM’s business relationships, operating results, and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against Odyssey, AOM, or any of their respective directors or officers related to the Merger

Agreement or the transactions contemplated thereby; (vii) the ability of Odyssey or AOM to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of AOM and Odyssey will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Additional assumptions, risks and uncertainties are described in detail in Odyssey’s registration statements, reports and other filings with the SEC, which are available on Odyssey’s website, and at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Odyssey nor AOM can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Odyssey and AOM undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed Merger. In connection with the proposed Merger, Odyssey will file a Registration Statement on Form S-4, which will include a document that serves as a prospectus and proxy statement of Odyssey (the “proxy statement/prospectus”), and Odyssey will file other documents regarding the proposed Merger with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to Odyssey’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. In addition, investors and stockholders should note that Odyssey communicates with investors and the public using its website (www.odysseymarine.com), the investor relations website (https://www.ir.odysseymarine.com) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Odyssey with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Participants in the Solicitation

Odyssey, AOM, and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Odyssey and AOM stockholders in respect of the proposed Merger. Information about Odyssey’s directors and executive officers is available in Odyssey’s proxy statement, which was filed with the SEC on April 25, 2025, for the 2025 Annual Meeting of Stockholders, Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Odyssey as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Transcript of the joint conference call held on April 13, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ODYSSEY MARINE EXPLORATION, INC.

Dated: April 14, 2026	By:	/s/ Mark D. Gordon
Mark D. Gordon
Chairman and Chief Executive Officer

Exhibit 99.1

Transcript: American Ocean Minerals Corporation to Merge with Odyssey Marine Exploration, Inc

Investor Webcast

13 April 2026

Operator: Good morning, and welcome to today’s conference call with American Ocean Mineral Corporation and Odyssey Marine Exploration. Before I turn it over to the management team, I would like to draw your attention to the disclosures in the back of today’s presentation.

During the course of today’s call, the company will be making forward-looking statements regarding the transaction. These statements are subject to a number of risks and uncertainties that could cause the actual results of the proposed transaction to diﬀer from these forward-looking statements. The company assumes no obligation to update any forward-looking statements made in the presentation today unless otherwise required by law.

I would now like to pass the conference over to your host, Pavan Bellur with Citi. Please proceed.

Pavan Bellur, Managing Director at Citi: Thanks, Tia. Look, everyone, good morning. This is Pavan Bellur, Managing Director from the Capital Markets Team at Citi.

Look, we couldn’t be more excited today to introduce you to a transaction that was announced last week. We are excited about this transaction for a whole host of reasons, many of which the management team will walk through.

Last week, we announced a billion-dollar merger between American Ocean Minerals and Odyssey Marine Exploration. OMEX is the ticker. A transaction that we believe is going to be transformative for the U.S. critical minerals landscape. The merger is going to create the largest and most advanced U.S.-controlled deep-sea critical minerals platform, purpose-built to support domestic and allied supply chains at a time when security of supply has become a strategic priority.

AOM is focused on polymetallic nodules, supplying nickel, cobalt, copper, manganese, and rare-earth elements with more than 500,000 square kilometers of licensed and targeted areas spanning the Cook Islands EEZ and U.S.-controlled regulatory pathways. Relative to peers, AOM diﬀerentiates on scale, regulatory certainty, and execution risk, combining the largest asset base in the sector with clearly defined permitting pathways and proven oﬀshore technology.

Most importantly, the Cook Islands provides one of the most advanced and well-established regulatory frameworks globally for seabed minerals, oﬀering a clearer path from exploration to development than many other alternative jurisdictions. And I’m sure many of you may have seen that there are very strong policy and regulatory tailwinds, especially around the Cook Islands, including a U.S. Executive Order and the bilateral U.S.-Cook Islands Critical Minerals Agreement that was signed just a few months ago.

The transaction is supported by more than $230 million of total equity capital raised, including an oversubscribed $156 million PIPE anchored by a very high-quality group of institutional and strategic investors, as well as $76 million of equity bridge financing, which is available to the company right now. We feel that the strong capitalization of the company positions the management team to successfully execute on their business plan and is no longer requiring capital in the near term.

OMEX is a NASDAQ-listed company with more than 30 years of operating history and deep expertise in extreme-depth robotics, subsea recovery, and oﬀshore operations. The transaction is structured as an all-stock merger and will take advantage of new SEC guidance allowing PIPE shares to hopefully be registered directly in the S-4, meaningfully improving the liquidity of the company post-close.

We’re expecting the transaction to close in late Q2 or early Q3, and the combined company will trade on NASDAQ under the ticker AOMC. Prior to consummation of the merger, the company is going to undertake a 25-to-1 reverse stock split, which will be implemented long prior to the completion of the merger.

Just very quickly, on the call today, we have the full management team: Tom Albanese, Chairman of AOM and former CEO of Rio Tinto. Mark Justh, CEO of AOM, and over 30 years of financial services experience, including at J.P. Morgan and Goldman Sachs. Mark Gordon, CEO of Odyssey and a serial entrepreneur with extensive deep-sea mining and exploration experience. And we also have Mike Rowe, Special Advisor and Creator of Discovery Channel’s Dirty Jobs, and a leading advocate for skilled trade and vocational careers.

So, with that, Mark, I’ll hand it over to you, and thanks again for everyone joining the call.

Mark Justh, CEO at American Ocean Minerals Corporation: Great. Thanks so much, Pav. Good morning, everyone, and thank you for taking the time to join us today. I’m Mark Justh, the Chief Executive Oﬃcer of American Ocean Minerals, or AOM as we’ll refer to it in the presentation.

Let me first start by framing what we’re building at AOM. We’re focused on securing critical mineral independence through deep-sea mineral resources with a clear and actionable strategy to obtain nickel, copper, cobalt, manganese, and rare-earth elements.

First, scale and access. Through this transaction, we’ve secured our target of over 500,000 square kilometers of prospective areas with a straightforward regulatory pathway through investments in the Cook Islands and through U.S. licensing. This helps to de-risk the business right away by providing both resource diversification and jurisdictional flexibility to secure critical minerals essential to U.S. supply chains, advanced technologies, and energy systems, and we’re doing this in an environmentally responsible way.

Second, capital strength, as Pav referred. We’ve closed on an oversubscribed $75 million bridge financing and over $150 million of PIPE commitments, again, led by Citibank and Cantor Fitzgerald.

With these financings completed, this places us in a strong position to execute our strategy, a position that few early-stage companies can match.

Third, execution and capability. This transaction really brings together teams that have worked alongside each other for years, across diﬀerent entities but have been central to building this industry, advancing the science, defining the resource base, and developing the technologies needed to responsibly unlock these assets. When you put this together—scale, capital, and an experienced team—we believe AOM stands out as one of the most credible and well-positioned companies in this emerging space.

Before we get into the rest of the presentation, we wanted to give investor and advisor Mike Rowe an opportunity to share some opening remarks. Mike?

Mike Rowe, Advisor at American Ocean Minerals Corporation: Thanks, Mark. Hi, everybody. Sorry, I can’t see you all. If my name’s familiar, it’s probably from a TV show called Dirty Jobs. I’ve worked for the Discovery Channel for the last 30 years on a number of projects, including some shipwreck adventures that brought me into this world in a tertiary way about 10 years ago.

Since then, I’ve been running a foundation, it’s called mikeroweWORKS, and we’re focused primarily on training the next generation of skilled workers for a lot of jobs that have either fallen out of favor or just haven’t gotten the significant love that they need that happen to be essential to this industry—welders, steamfitters, pipefitters, electricians, mechanics, and so forth, shipbuilders. All of those things have occupied much of my time for the last 10 or 15 years.

So, when I heard about this opportunity, I was brought in primarily to talk about the ways in which we could reinvigorate our skilled workforce with a special emphasis on this, because obviously any level of success in this industry is going to lead to the creation of tens of thousands, possibly 100,000 jobs in the next six or seven years.

So, the stakes are enormous. From my standpoint, the opportunities are huge. I’m in D.C. right now. We’re taking meetings every day around the workforce component of this, but super excited, too, on a business level, to be a part of this. I think we’re looking at something akin to the shale revolution that we went through 30 or 40 years ago.

The scope, as Mark said, is truly enormous, and so, too, is the interest both in D.C. and virtually everyone we talk to. When you see the nodules, when you meet the team, and as we go through this presentation, I think you’ll see as well. It’s not so much about undersea mining. It’s about undersea pick up the treasure. That’s where the treasure is. It’s in the nodules. It’s a battery in a rock and quite possibly a gold mine as well. Thrilled to be a part of the team. Thrilled to be on the call. Thanks, Mark.

Mark Justh: Thanks so much, Mike. Building on that, this slide is about how the pieces come together and why we think that matters. At the center of this merger of AOM and Odyssey Marine Exploration, Odyssey has been in business for three decades with proven success in deep ocean exploration and more experience working at the depths where nodules are found than anyone else in the world by far.

Its relationship with the Cook Islands goes back more than 10 years, supporting the exploration initiatives of Moana Minerals and CIC, both of which hold exploration licenses there. During the presentation, we will refer to Moana Minerals as well as OML, just to be clear.

With the Cook Islands pathway, we have access to one of the most advanced and clearly defined regulatory organizations globally for deep-sea minerals. AOM and Odyssey already hold significant investments in two of the three companies that have active exploration licenses, covering a substantial resource base with a clear path towards development. Importantly, this is a jurisdiction that is aligned with the U.S. and motivated to see responsible development.

In the U.S., we had a second sovereign pathway through NOAA and the broader federal framework through our fully compliant license applications. That gives us diversification, but also strong alignment with U.S. strategic priorities around critical minerals and supply chain security.

Stepping back, why nodules and why this approach? Polymetallic nodules are unique resources, as Mike mentioned. They contain nickel, copper, cobalt, manganese, and other critical minerals and rare-earth elements in a single feedstock. Because they sit atop the ocean floor, there is no overburden or material on top of the nodules to remove during collection. This means that they can be recovered with very little environmental impact.

The nodules can also be transported, stored, and processed flexibly, oﬀering clear advantages in both cost structure and scalability. When you combine that with Odyssey’s deepwater experience, you’re not starting from scratch. You’re leveraging decades of oﬀshore operations in similarly complex environments.

So, for us, the key takeaway is straightforward. This merger comes at a key moment as clear regulations, proven oﬀshore technology, stronger supply chains, better understanding of environmental impacts, and rising demand for these critical minerals are all coming together and converging.

We’d also note that significant progress has already been made in understanding deep-sea ecosystems and developing approaches to minimize and monitor environmental impact, with leading industry eﬀorts helping to advance this growing body of research. AOM looks forward to building on this foundation and continuing to contribute to the development of rigorous environmental standards and scientific understanding.

By combining AOM’s capital and multi-jurisdiction asset base with Odyssey’s, and with a combined team representing decades of deep-sea operational expertise, we are building a scalable platform to support a more secure and diversified critical minerals supply chain.

With that, I’d like to introduce Mark Gordon, Chief Executive Oﬃcer of Odyssey Marine Exploration. Mark?

Mark D. Gordon, CEO of Odyssey Marine Exploration: Hey, thanks, Mark. And it’s so good to be here with all of you this morning. As Mark mentioned, Moana Minerals and OML are related companies, and you may hear us using these names interchangeably during the course of this morning’s presentation.

So now let me briefly walk you through Odyssey and, just as importantly, highlight that many of us on this team have worked together in this space for decades across multiple companies, projects, and market cycles.

Odyssey is a U.S.-based marine minerals exploration company with over 30 years of experience, operating at depths to 6,000 meters. We’ve executed complex oﬀshore programs across multiple jurisdictions under strict regulatory and environmental oversight. So, we understand what it takes to operate responsibly and eﬀectively in these environments.

We began back in 1994 with CIC’s CEO, Greg Stemm, as our Co-Founder at the helm, pioneering deepwater robotics. We developed ROV and recovery systems that successfully operated on extremely complex tasks with over 20,000 hours working at depths from 4,000 to 6,000 meters. This is the same depth where polymetallic nodules are found.

Around 2009, Odyssey pivoted into a focus on critical minerals in the deep ocean. We built what we believe is one of the most extensive subsea mineral datasets in the industry through our global prospectivity work, which underpins how we identify and prioritize assets across jurisdictions to de-risk our projects from the outset.

Importantly, that work has not happened in isolation. Odyssey began our relationship with the Cook Islands government over a decade ago, followed by Moana Minerals and then CIC. Over the past five years, CIC and Moana Minerals have collectively invested more than $50 million into their businesses there, focusing on environmental research, surveying, and sampling programs.

That includes extensive oﬀshore campaigns collecting box cores and multi-core samples across multiple expeditions, enabling S-K 1300 compliant resource assessments for each, with inferred resources exceeding 2 billion tons in the CIC license area and over 417 million tons of indicated resources in the Moana license area. This resource base contains more cobalt than all other known reserves globally, representing more than 50 years of projected demand for that mineral alone.

Today, we are a focused critical minerals company with a well-established public company platform, a highly experienced team, and strong institutional backing. But, more importantly, we are an execution engine. The key point is this: Odyssey brings proven oﬀshore capability, technical expertise, and real-world execution experience.

We are excited that this transaction will bring together talent acquired by AOMC, as well as Moana Minerals and CIC’s team members, who we have worked with for years to build this industry. When you combine that execution capability with AOMC’s capital strength, asset access, and strategic positioning, you move from a single project story to a scaled platform, one that we believe is among the most credible and well positioned in this emerging space.

And, with that, Mark, I’ll turn the mic back to you.

Mark Justh: Thank you, sir. Great, thanks, Mark. Now, let me walk through how we’re funding the business and the path forward towards closing and our combined public listing.

We’ve taken a structured, phased approach to capital formation and have secured over $150 million in PIPE financing commitments. This is backed by a strong group of institutional investors and an oversubscribed $75 million bridge financing, supporting a public merger in the near term.

This isn’t a story where execution depends on raising future capital. We’ve already lined up the funding needed to move forward. On a pro forma basis, that results in approximately $1 billion post-money equity valuation with a capital structure anchored by long-term investors and the support of Citibank and Cantor Fitzgerald, who have been instrumental in building our financing plan and bringing in this capital. We are pleased to be one of the first ocean mineral projects in the world to have gained the backing of a bulge-bracket investment bank.

The two things I’d highlight here are certainty and alignment. Certainty in the funding and alignment across American Ocean Minerals, Odyssey, and our investor base around building long-term value. So, overall, this transaction positions us to move into the next phase well capitalized and focused on execution.

Great. The timeline. Let me now walk you through the timeline from where we are today to public trading as a combined company. The key point here is that we’ve already completed the most critical early steps. The bridge financing is closed. Technical work streams, like the S-K 1300 reports for our NOAA application areas, are done. Plans for our investments in Moana Minerals and CIC are complete, and we’ve signed and announced both the merger and completed the PIPE commitments. From here, the path is very clear and structured.

In the near term, Odyssey will be filing a registration statement on Form S-4 with the SEC, followed by standard stockholder approval steps ahead of closing, as well as the proposed reverse stock split, as Pav has mentioned.

That leads us to a targeted close in late Q2 2026 or early Q3 2026, at which point, once we have the required stockholder approvals, the merger will be completed, and committed PIPE capital will be funded. That’s where the next phase begins: advancing technical studies, environmental research, progressing permitting, and moving towards development.

This is a defined and de-risked path to the public markets with key milestones already behind us and a clear line of sight to closing. We’re minimizing timing and market uncertainty by having the capital and the structure already in place.

With that, I’d like to turn it over to Tom Albanese, the Chairman of the Board of AOMC. Tom?

Tom Albanese, Chairman of American Ocean Minerals Corporation: Thanks, Mark. And let me spend the time talking about the team. You heard from Mark Gordon about the Odyssey team; let’s talk about the total team. And, again, I just want to emphasize that all of us have been sort of working together on this project for over 10 years. A lot of interconnectivity and close proximity with everyone.

So, again, ultimately, as you know, in any business, it’s good to have a concept, but it’s better to have execution. And execution matters. It comes down to the people. What we’ve assembled here is a group with deep, directly relevant experience across deep-sea operations, mining, processing, and capital markets.

And, again, this is not a team learning the space for the first time. It includes individuals who were involved in some of the earliest nodule programs alongside leaders from major mining companies and firms like Goldman Sachs and J.P. Morgan.

On the technical side, we have expertise spanning oﬀshore engineering, oceanographic research, and resource development, and decades of classified and commercial deep-sea recovery operations. You already heard from Mike Rowe, who has a unique voice around workforce development in D.C., right now, as he said, and the importance of rebuilding industrial capacity. This aligns directly with our approach and a broader push toward American reindustrialization and domestic supply-chain resilience.

Another key point this team has already worked with the regulatory frameworks that matter here, NOAA, BOEM, and international bodies. As that all helps accelerate the timelines and reduce execution friction. This is a team that brings together proven operators, scientists, and capital market leaders, all aligned around moving this opportunity forward. And, in a sector where many are still building their capability, we believe we have this expertise in place, decades of experience in place from day one, which will be a real diﬀerentiator.

And, to complement this management team, we’ve assembled an experienced group of directors and advisors to support this company’s growth. Our Board includes diverse expertise across capital markets, media, technology, and government, providing both governance and strategic perspectives. In addition, our Advisory Group is deeply experienced in ocean sciences, environmental management, oﬀshore engineering, and U.S. regulatory frameworks, including NOAA and research supplements[ph].

So, again, the theme here is depth, not just the depth of the ocean but the depth of people. It’s a very well-supported team with the technical, regulatory, and strategic expertise needed to move this forward responsibly and eﬃciently.

Maybe now we can look at the broader picture of what we’re working to solve. Today, critical metals have moved well beyond just being an economic issue; they’re increasingly a national security priority. The U.S. today is heavily dependent on imports across a range of key materials, including manganese, cobalt, nickel, and rare earths.

Much of the global refining capacity is concentrated in China, in many cases exceeding 70%, and in some cases even over 90%. So it’s not just about where the resources are; it’s about who controls the processing and supply chains. And this creates a real vulnerability, not only for the U.S. but also for its allies across Europe and Asia, who are facing the exact same concentration risk.

While this supply bottleneck occurs, demand is accelerating rapidly, driven by electrification, energy transition, AI, and broader industrial growth. So you have a clear imbalance: rising demand, constrained supply, and concentrated control. And that’s why you’re seeing why domestically producing critical minerals is becoming a central focus at the government level, because securing access to these materials is crucial for economic stability, industrial policy, and national security.

This is exactly where AOM fits in: providing a scalable, secure, and U.S.-aligned source of critical minerals.

So why is this opportunity becoming actionable at this particular point in time? What we’re seeing is a convergence of several important forces.

First, policy momentum. The U.S. government is now clearly prioritizing critical minerals with initiatives aimed at accelerating demand and allied supply. Simultaneously, jurisdictions like the Cook Islands are providing established, transparent pathways to move projects forward.

Second, technology readiness. After decades of development and oﬀshore experience, we’re no longer proving the concept. We have the tools and the systems to recover these resources in a practical, environmental, and scalable way.

Third, demand growth. Demand for these materials is expected to increase significantly, and traditional land-based supply is unlikely to meet this need on its own. And all this is happening alongside a highly concentrated supply chain where China dominates and will continue to dominate processing and downstream capacity.

So, what we have now is favorable policy, proven capability, rising demand, and supply risk, all aligning at the same moment in time. This creates a real inflection point why we believe AOM is positioned to act on it.

Maybe let’s turn to the resource itself and why polymetallic nodules are so compelling. It’s a single resource that contains a broad suite of critical minerals, including nickel, cobalt, copper, manganese, and rare-earth elements, all in one place. That’s fundamentally diﬀerent from land-based mining, where you typically are targeting a single commodity or maybe two or three and dealing with significant overburden and processing complexity.

Here, the nodules sit on the seafloor, unattached, which means they can be collected without drilling and blasting. This has meaningful implications, not just for cost but also environmental footprint. From a scale perspective, the resource is very large. In the Cook Islands alone, there are billions of tons identified, with additional significant resources in other regions like the Clarion-Clipperton Zone.

And, importantly, this isn’t a new or untested concept. These resources have been studied extensively for over 40 years by governments, research institutions, and industry. So, what we have here is a large-scale, multi-metal resource with attractive grades, simple extraction, and the ability to supply and support long-term supply. This combination is what makes nodules such an interesting and strategic opportunity.

With that, I’ll turn it back over to Mark Justh.

Mark Justh: Great. Thank you so much, Tom. Let me now turn to what we view as a critical diﬀerentiator for American Ocean Minerals, and that’s our regulatory positioning. We’re advancing with two distinct, and we believe, complementary pathways.

With the U.S. pathway, recent executive action has clearly signaled support for developing oﬀshore critical minerals. That includes a defined permitting path under NOAA, where we’ve already submitted applications. This gives us a sovereign, U.S.-controlled route aligned with national priorities, as Tom spoke of.

With the Cook Islands pathway, the companies we have invested in benefit from a formal cooperation agreement between the U.S. and Cook Islands governments and access to one of the most advanced regulatory regimes globally for deep-sea minerals. This is a jurisdiction with clear rules, strong alignment, and a focus on responsible development. We also benefit from more than 15 years of robust regulatory and legislative work undertaken by the Cook Islands government and the Seabed Minerals Authority to establish a clear roadmap for license holders.

We look forward to completing the environmental and scientific workstreams to provide robust information so the Cook Islands government and people can make informed decisions about advancing this vast national resource.

When you put those together, we have a dual-track approach, a direct U.S. pathway, and access to the Cook Islands pathway, which provides both flexibility and risk diversification. And, also, we’re not relying on a single jurisdiction or a single process; we have multiple aligned paths to production, which we believe is a major advantage in the space.

Great. Let me spend a moment on the technology because this is often where we do get questions from investors. The key point here, and I think this is not a science project. The riser and lift system we intend to use is based on proven, industry-standard oﬀshore technology that has been used for decades in deep-water oil and gas operations. It’s designed to continuously transport material from the seafloor to the surface in a controlled and predictable way. That matters because it drives throughput reliability and uptime, which are critical to project economics.

These systems have already been tested and validated in nodule pilot programs, and much of the underlying infrastructure, the pipes, pumps, and dewatering systems, are standard components used at scale today.

From a technical standpoint, we are not inventing new systems. We are adopting proven oﬀshore technologies to a new resource, which Odyssey has shown by lifting objects from the ocean floor for decades at similar depths. And that significantly reduces both execution risk and time to production.

Over to you, Tom, on the process.

Tom Albanese: So, thank you, Mark. Let me now turn to processing. Our approach has been very deliberate and phased. We start with a capital-light approach, utilizing existing process capacity in the U.S. and allied countries. This allows us to minimize upfront CapEx, accelerate timelines, and validate flow sheets using real materials.

As we scale and optimize, we then plan to move toward greater vertical integration, ultimately developing dedicated process capabilities to capture more margin and assure long-term supply control.

A couple of advantages to this approach. First, it gives us operational and capital flexibility. We are not forced into large upfront infrastructure investments. Second, it allows for operational learning and de-risking before committing to a full build-out. And third, it supports strategic alignment with the U.S. and allies, including potential stockpiling and domestic processing pathways. So, what we here — what we see here is a well-thought-out, staged approach: start capital-light, prove the system, and then scale it to a more integrated model over time.

Let me now quickly touch on the economics. And this slide illustrates how the model scales over time. We start with a single vessel and then build toward a fleet-based approach over the next decade, scaling production in line with permitting, oﬀ-take demand, and market conditions.

At the vessel level, the key drivers are throughput and grade. Each vessel is designed to process on the order of 1 million dry tons to 2 million dry tons annually, translating into meaningful volumes of nickel, cobalt, manganese, and other critical minerals.

As you scale from one vessel to multiple vessels, you get linear production growth but, importantly, with the benefit of operational eﬃciencies, synergies, and shared infrastructure.

Now, of course, from an economic standpoint, the combination of multi-metal output and large-scale resource access supports attractive value per ton.

What we’re building here is a highly scalable model where we’ll start with one system, prove it, and then expand in a disciplined way as the market and regulatory environment evolve. That scalability, combined with the sheer scale, is what underpins the long-term value-creation opportunity here.

Over to you, Mark. Mark Justh?

Mark Justh: Hi, sorry. I apologize for that. Thank you, Tom. Let me close by bringing this all together.

American Ocean Minerals is a company that is focused on securing reliable access to critical minerals, materials that are essential for industries such as AI, energy transition, advanced manufacturing, and more. We believe American Ocean Minerals and Odyssey together are uniquely positioned to do that with large-scale resource access, a clear dual-track regulatory pathway, and a team with the experience to execute.

We’re doing it with a model that emphasizes speed to market, capital discipline, and responsible development, and a focus on environmentally responsible operations with a team and a strategy that has been built over decades, not assembled overnight.

Thank you again for your time and interest. We very much appreciate it, and we look forward to continuing the conversation as we move forward toward what we believe is a very bright future. Thank you very much.

Tom Albanese: Thank you, all.

Operator: That concludes today’s webinar. Thank you. You may now disconnect your line.

Important Information and Where to Find It

In connection with the proposed transaction between Odyssey and AOM, Odyssey will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Odyssey’s common stock to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Odyssey (the “proxy statement/prospectus”), and Odyssey will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ODYSSEY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODYSSEY, AOM, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive proxy statement/prospectus will be sent to stockholders of Odyssey when it becomes available. Investors and security holders will be able to obtain copies of the registration statement, and the proxy statement/prospectus and other documents containing important information about Odyssey and AOM free of charge from the SEC’s website at www.sec.gov when they become available. The documents filed by Odyssey with the SEC may be obtained free of charge at Odyssey’s website at ir.odysseymarine.com.

Participants in the Solicitation

Odyssey, AOM and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Odyssey’s stockholders with respect to the proposed transaction. Information about Odyssey’s directors and executive officers is available in Odyssey’s Annual Report on Form 10-K for the 2025 fiscal year filed with the SEC on March 31, 2026, and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 25, 2025. To the extent holdings of Odyssey’s securities by its directors or executive officers have changed since the amounts set forth in Odyssey’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Information regarding AOM’s directors and executive officers will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This script contains forward-looking statements based upon Odyssey’s and AOM’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely,” or the negative or plural of these words or similar expressions. These statements are only predictions. Odyssey and AOM have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Odyssey’s and AOM’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Odyssey and AOM to consummate the transactions contemplated by the proposed Merger; (iii) risks related to Odyssey’s and AOM’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either Odyssey or AOM; (v) the effect of the announcement or pendency of the proposed Merger on Odyssey’s or AOM’s business relationships, operating results, and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against Odyssey, AOM, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (vii) the ability of Odyssey or AOM to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of AOM and Odyssey will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2026, filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in Odyssey’s registration statements, reports and other filings with the SEC, which are available on Odyssey’s website, and at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Odyssey nor AOM can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Odyssey and AOM undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

###